FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                         Turowetz, Allan
                                                                 181 Whitehall Drive
                                                                 Markham, Ontario
                                                                 Canada L3R 9T1
2. Issuer Name and Ticker or Trading Symbol:                     Power Interactive Media, Inc.
                                                                 "PIAM"
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year:                                     12/2001
5. If Amendment, Date of Original:                               N/A
6. Relation of Reporting Person to Issuer                        X Director:
                                                                 X 10% owner
                                                                 X Officer (Title): Vice-President
                                                                 _ Other (Specify)
        X Filed by One Reporting Person.
        _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                       common stock    common stock    common stock
2. Transaction Date:                                                        12/17/01
3. Transaction Code                                                         J
4. Securities Acquired (A) or Disposed (D)      Amount:                     D(1)
                                                A or D:                     400,000
                                                Price:
                                                                            A(2)
                                                                            600,000
5. Amount of Securities  Beneficially owned at end          165,000         1,303,146       40,549
   of Month:
6. Ownership Form: Direct (D) or Indirect (I):              D               I               I
7. Nature of Indirect Beneficial Ownership:                 N/A             Algail          Team Power
                                                                            Enterprises,    Enterprises,
                                                                            Inc.            Inc.

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                           Option            Option              Option
2. Date Exercisable and Expiration Date:                    7/1/01, 7/1/06    7/1/02, 7/1/07      7/1/03, 7/1/08
3. Title and Amount of Underlying Securities:               100,000 shares    100,000 shares      100,000 shares
                                                            common stock      common stock        common stock
4. Conversion or Exercise Price of Derivative               $1.00             $1.00               $1.00
   Securities:
5. Ownership of Derivative Securities;   Direct (D) or      D                 D                   D
   Indirect (I):
6. Nature of Indirect Beneficial Ownership:                 N/A               N/A                 N/A


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                           Option            Option
2. Date Exercisable and Expiration Date:                    7/1/04, 7/1/09    7/1/05, 7/1/10
3. Title and Amount of Underlying Securities:               100,000 shares    100,000 shares
                                                            common stock      common stock
4. Conversion or Exercise Price of Derivative               $1.00             $1.00
   Securities:
5. Ownership of Derivative Securities;   Direct (D) or      D                 D
   Indirect (I):
6. Nature of Indirect Beneficial Ownership:                 N/A               N/A


EXPLANATION OF RESPONSES:


(1)In December, Noreen Wilson foreclosed on the 400,000 shares of the Company's restricted common stock owned by Algail Enterprises, Inc. pledged to secure an indebtedness by the Company in favor of Ms. Wilson in the amount of $155,000.

(2) In December, the Company reimbursed Algail Enterprises, Inc. for the shares lost in the above transaction by issuing Algail Enterprises, Inc. 600,000 shares of the Company's restricted common stock.





/s/ Allan Turowetz                               Date 01/15/2002
------------------------
Allan Turowetz
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).